Exhibit 99.1

Kinross and Red Back confident of value-creation potential
of friendly combination
Companies endorse Glass Lewis report; reject ISS value recommendation

Toronto, Canada, September 3, 2010 – Kinross Gold Corporation (TSX:K, NYSE:KGC) and Red Back Mining Inc. (TSX:RBI) have re-affirmed their strong commitment to completing a friendly combination of the two companies, and have rejected the recommendation contained in a report from Institutional Shareholder Services (ISS) on the transaction. The report is in contrast to the positive recommendation of Glass, Lewis & Co. LLC, a professional service firm that provides proxy research and voting recommendations to institutional investors.

The combination of Kinross and Red Back provides an exceptional opportunity for value creation, bringing the technical expertise and resources of Kinross to bear on developing and expanding Red Back’s Tasiast project, one of the world’s most exciting and promising gold properties.  Kinross notes that the ISS report acknowledges that they were satisfied with the governance process. Kinross and Red Back believe that the ISS conclusions regarding valuation reflect a lack of technical understanding and knowledge of early-stage mining property valuation, and the potential to create value for shareholders by identifying and acquiring high-potential properties.

Kinross’ view of the significant potential of Red Back’s Tasiast deposit – and its subsequent valuation for this transaction – is founded on six months of exhaustive due diligence by its geologists, technical teams, and management, supported by independent opinions of respected outside consultants. In addition, a total of six fairness opinions prepared by leading financial institutions were provided to the boards of directors of both companies. Kinross’ due diligence included multiple site visits, twinning of existing Red Back drill holes, extensive metallurgical testing, and modeling of options for mining and processing. This work gave Kinross the confidence that Tasiast will be one of the world’s leading gold deposits, presenting a unique and compelling growth opportunity for Kinross and Red Back shareholders. It is standard practice in the mining industry to make acquisitions based on in-depth, professional evaluations of the expected long-term potential of an ore body, even though that potential has not been clearly delineated according to NI 43-101 requirements at the time of acquisition.

Kinross believes that the increase in Kinross’ and Red Back’s share price over recent days reflect growing shareholder understanding of the value and potential of this transaction, and confidence that the combination will be completed. Kinross believes that this confidence is based in part on the strong track record of its management team in creating value for shareholders in previous transactions, and its success in finding and developing new world-class gold properties globally.

In response to requests from ISS, Kinross provided substantial additional disclosure in its news release of September 1, 2010.  This included detailed information outlining its development plans, including its plan to expand the Tasiast mill from its current level of 10,000 tonnes per day to approximately 60,000 tonnes per day, which gives a strong indication of the potential that Kinross sees for growth in Tasiast reserves.

Based on the strong indications of shareholder support for the transaction, Kinross and Red Back remain confident of a positive outcome of the shareholder votes for both companies. Kinross and Red Back reject the ISS approach to mining project valuation, and their related recommendation to Kinross shareholders. The companies strongly recommend that their shareholders vote in favour of the transaction based on previously stated unanimous recommendations by the boards of directors and management of both companies, the view of Glass Lewis, a total of six fairness opinions from respected financial institutions, and the exhaustive due diligence conducted to support the transaction.

Kinross will hold a special meeting of shareholders on September 15, 2010 at 10 a.m. ET regarding the proposed combination with Red Back. Proxies to be used or acted upon at the meeting must be deposited with Kinross’ transfer agent, Computershare Investor Services Inc., by 10 a.m. ET on September 13, 2010.

Red Back will hold a special meeting of shareholders on September 15, 2010 at 10 a.m. ET regarding the proposed combination with Kinross. Proxies to be used or acted upon at the meeting must be deposited with Red Back's transfer agent, Computershare Investor Services Inc., by 10 a.m. ET on September 13, 2010.

About Kinross

Kinross is a Canadian-based gold mining company with mines and projects in Canada, the United States, Brazil, Chile, Ecuador and Russia, employing approximately 5,500 people worldwide. Kinross’ strategic focus is to maximize net asset value and cash flow per share through a four-point plan built on: delivering mine and financial performance; attracting and retaining the best people in the industry; achieving operating excellence through the “Kinross Way”; and delivering future value through profitable growth opportunities. Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

About Red Back

Red Back is an un-hedged African-focused gold producer. It owns and operates the Chirano Gold Mine in Ghana and the Tasiast Gold Mine in Mauritania. Aggressive exploration programs aimed at increasing the Company's resource and reserve base at both Chirano and Tasiast are ongoing.

Contact information

Kinross Gold Corporation	Red Back Mining Inc.

Media
Steve Mitchell
Vice-President, Corporate Communications
416-365-2726
steve.mitchell@kinross.com

Investor Relations
Erwyn Naidoo
Vice-President, Investor Relations
416-365-2744
erwyn.naidoo@kinross.com

Simon Jackson Vice-President, Corporate Development 604-689-7842 sjackson@redbackmining.com

Cautionary Statement on Forward-looking Information

All statements, other than statements of historical fact, contained or incorporated by reference in this news release, including any information as to the future financial or operating performance of Kinross, constitute “forward‐looking information” or “forward‐looking statements” within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for “safe harbour” under the United States Private Securities Litigation Reform Act of 1995 and are based on reviewed harbour expectations, estimates and projections as of the date of this new release. Forward‐looking statements include, without limitation, possible events, opportunities, statements with respect to possible events or opportunities, the future price of gold and silver, the estimation of mineral reserves and resources and the realization of such estimates, the timing and amount and costs of estimated future production, expected capital expenditures, development and mining activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation, environmental risks, unanticipated reclamation expenses, title disputes or claims. The words “plan”, “opportunity”, “expects”, “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “pro-forma”, “targets”, “interpretations”, “intends”, “anticipates”, “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might”, or “will be taken”, “occur”, or “be achieved” and similar expressions identify forward‐looking statements. Forward‐looking statements are necessarily based upon a number of estimates, interpretations and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates and assumptions of Kinross contained in this news release, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein, as well as: (1) that Kinross will complete the proposed business combination transaction with Red Back in accordance with the terms and conditions of the arrangement agreement (“the Arrangement”); (2) the accuracy of management’s assessment of the effects of the successful completion of the Arrangement; (3) the accuracy of Kinross and Red Back’s mineral reserve and mineral resource estimates; (4) that production at the Dvoinoye deposit will commence in 2013, consistent with management’s expectations; (5) that production at each of the Cerro Casale, Fruta del Norte and Lobo Marte properties will commence in 2014, consistent with management’s expectations; (6) the accuracy of management’s assessments of the growth of gold resources and gold production in West Africa; (7) the viability of the Tasiast and Chirano mines, and the development and expansion of Tasiast and Chirano mines on a basis consistent with Kinross and Red Back’s current expectations; and (8) the viability of Red Back’s exploration properties and permitting the development and expansion of such properties on a basis consistent with Kinross and Red Back’s current expectations. Statements representing management’s financial and other outlook have been prepared solely for purposes of expressing their current views regarding the Company’s financial and other outlook and may not be appropriate for any other purpose. Many of these uncertainties and contingencies can affect, and could cause, Kinross’ actual results to differ materially from those expressed or implied in any forward‐looking statement made by, or on behalf of, Kinross. There can be no assurance that forward looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. All of the forward‐looking statements made in this news release are qualified by these cautionary statements and those made in our filings with the securities regulators of Canada and the U.S., including but not limited to those cautionary statements made in the “Risk Factors” section of our most recently filed Annual Information Form, the “Risk Analysis” section of our most recently filed Management’s Discussion and Analysis, in the “Statements Regarding Forward-Looking Information” and “Risk Factors” sections of our Management Information Circular dated August 16, 2010 and mailed to Kinross shareholders in connection with the Arrangement, and the “Cautionary Statement on Forward‐Looking Information” in our news release regarding the Arrangement dated August 2, 2010, to which readers are referred and which are incorporated by reference in this news release, and all of which qualify any and all forward‐looking statements made in this news release. These factors are not intended to represent a complete list of the factors that could affect Kinross or the Arrangement or the combined company resulting there from. Kinross disclaims any intention or obligation to update or revise any forward‐looking statements or to explain any material difference between subsequent actual events and such forward‐looking statements, except to the extent required by applicable law.

Other information

Where we say “we”, “us”, “our”, the “Company”, or “Kinross” in this news release, we mean Kinross Gold Corporation and/or one or more or all of its subsidiaries, as may be applicable. Where we say Red Back in this news release, we mean Red Back Mining Inc. and/or one or more of its subsidiaries, as may be applicable.

This news release does not constitute an offer of any securities for sale.

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